Neovasc Inc. Investor Update

VANCOUVER -- NEWMEDIAWIRE - Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, seeks to provide an update for investors, including a recap of recent corporate activity and a look ahead into 2020 in advance of the J.P. Morgan Investor Conference this week.

"We closed 2019 by doing what we said we would do, when we said we would do it," said Fred Colen, President and CEO of Neovasc. "We filed the PMA application for the Neovasc Reducer™ with the FDA by the end of 2019 as intended. We opened 2020 by raising $10M in an at-the-market financing under Nasdaq rules, increasing our cash balance to approximately $14M, sufficient to provide operating cash into Q3 2020. We are excited for the opportunities in all four of our value creation strategies, and look forward to moving both of our products forward throughout the year.  We sincerely thank the investors who have stayed with us, and we are working diligently to continue the turnaround at Neovasc."

Momentum for Reducer

On December 30, 2019, Neovasc submitted a premarket approval application to the FDA for the Reducer device.  Reducer is in the commercial stage in Europe and the company is seeking to enter the US market by 2021.  Thus far approximately 1,300 patients have received the device and results have been encouraging, demonstrating effectiveness in treating refractory angina with a strong safety profile.

We are also pleased with the European Society of Cardiology including Reducer in the 2019 ESC Guidelines for the management of chronic coronary syndromes as a "New Major Recommendation for 2019".  The new Guideline, coupled with the Society's new emphasis on the diagnosis of patients with angina and microvascular dysfunction, will support broader treatment populations with the Reducer device.  Patients with angina and non-obstructive coronary artery disease (ANOCA) who have evidence of reversible ischemia represent a challenging population in whom medications to treat chest pain have failed and whom have few other treatment options. Reducer may be a treatment option for these patients and we are looking forward to working with clinicians to build the evidence base in the ANOCA population.

To help capitalize on our momentum with the Reducer device, we have increased the sales force in Germany to three representatives.  As a result of the increased field presence in Germany, coupled with our positive NUB status 1 reimbursement in Germany and the impact of the Guidelines, we expect an initial ramping period to be followed by a marked increase in the volume of Reducer devices being implanted in Europe.

Corporate Financing and Capital Structure

● Neovasc completed a $10M financing in early January and post-closing we have cash on hand of approximately $14M, which Neovasc believes is sufficient to fund operations into Q3 2020.

● Following the most recent financing, the issued and outstanding share count is 10,518,319 and the market cap on the Nasdaq as of the close of trading on Friday, January 10, 2020 was $33.1 million (as measured by the closing bid price).

● The Company has until February 17, 2020 to cure the Nasdaq minimum market value deficiency.  To regain compliance, the Company's market value must exceed US$35 million for a minimum of 10 consecutive business days.

● In addition, the Company confirms that the only instruments outstanding from the highly dilutive 2017 Financing are $3.9 million of the 2017 Notes that mature on May 17, 2020.  The Company is actively working to amend certain variable pricing mechanisms and anti-dilution protections within these notes to help fix the Company's capital structure, subject to agreement with the noteholders.

Four Value Creation Strategies

After successfully navigating some near-term needs, the company will seek to execute on its four-pronged value creation strategy.  A key step in executing this strategy was the hiring in November 2019 of Bill Little as Neovasc's new Chief Operating Officer.  Bill is a highly experienced executive and will have an important role in the execution of the strategy.

  Build on Reducer's foothold in the EU as the only device of its kind.  Neovasc has expanded its sales force in Germany and will be focused on increasing Reducer sales volumes in the near term.

  Execute a US Reducer Strategy.  As mentioned above, Neovasc submitted a premarket approval (PMA) to the FDA for approval in the US.  The company believes Reducer's clinical evidence to date will support the efficacy and safety profile required for approval of the application in late 2020 or early 2021.

  Obtain a CE Mark for Transapical (TA) Tiara in the EU.  82 patients have been treated with Neovasc's device for mitral valve replacement to date, showing promising results.  Management is focusing on obtaining the CE Mark for TA Tiara.

  Transfemoral/Transseptal (TF/TS) Tiara Development.  Management believes that transfemoral / transseptal delivery of Tiara has distinct advantages over the TA delivery, and retrievability. Additionally, the next generation Tiara valve is designed  to treat a broader patient population. To that end, Neovasc will be focusing subsequent development efforts on the TF/TS technology.  The clinical and regulatory strategy for first clinical use in humans for TF/TS Tiara is currently in development.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, statements with respect to the Company having sufficient operating cash to last into Q3 2020, continuing to turnaround the Company, the Company seeking to enter the US market by 2021 with the Reducer, the potential broader support for treatment populations with the Reducer, the potential for the Reducer to be a treatment option for the ANOCA population, expectations as to ramping up the Reducer and increasing the volume of Reducer implants in Europe, potential amendments to the 2017 Notes, execution of the Company's four-pronged value creation strategy, including expectations as to Reducer's clinical evidence supporting the efficacy and safety profile required for for approval of the application in late 2020 or early 2021 and beliefs as to the transfemoral/transseptal delivery of Tiara having distinct advantages over TA delivery and retrievability and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of the senior secured convertible Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and nine months ended September 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.